Registration No. 333-_____
     As filed with the Securities and Exchange Commission on August 15, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   -----------
                             LASERSIGHT INCORPORATED
             (Exact name of registrant as specified in its charter)

            Delaware                     3845                   65-0273162
 (State or other jurisdiction   (Primary Standard             (I.R.S. Employer
     of incorporation or       Industrial Classification       Identification
       organization)                Code Number)                   Number)

                      3300 University Boulevard, Suite 140
                           Winter Park, Florida 32792
                                 (407) 678-9900
               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -----------------

       Mr. Gregory L. Wilson                                  Copy to:
       Chief Financial Officer                          Paul J. Miller, Esq.
       LaserSight Incorporated                     Sonnenschein Nath & Rosenthal
 3300 University Boulevard, Suite 140                     8000 Sears Tower
     Winter Park, Florida 32792                        Chicago, Illinois 60606
         (407) 678-9900                                     (312) 876-8000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                -----------------

         Approximate date of commencement of proposed sale to public: From time to time after the Registration Statement is declared effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement of the earlier effective registration statement for the same offering. [ ]

         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

 Title of Each Class of                                  Proposed Maximum              Proposed              Amount of
    Securities to be               Amount to be        Offering Price per          Maximum Aggregate        Registration
      Registered                   Registered (1)           Share (2)             Offering Price (2)            Fee
  ---------------------------      --------------      ------------------         ------------------        ------------

Common Stock, $.001 par              2,115,501                $1.78                     $3,765,592              $942
   value(3)...........      .          shares


    (1) Pursuant to Rule 416, the shares of common stock registered hereby also includes such indeterminable number of shares issuable to prevent dilution resulting from stock splits, stock dividends and similar transactions and is deemed to include such additional shares.

    (2) Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. Based on the average high and low prices reported for the Common Stock on The Nasdaq Stock Market on August 9, 2001.

    (3) Includes the associated preferred stock purchase rights (the "Rights") to purchase one one-thousandth of a share of Series E Junior Participating Preferred Stock. The Rights initially are attached to and trade with the Common Stock of the Registrant. The value attributable to such Rights, if any, is reflected in the offering price of the Common Stock.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.
--------------------------------------------------------------------------------

The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION DATED AUGUST 15, 2001

PROSPECTUS

                                2,115,501 Shares
                             LASERSIGHT INCORPORATED
                                  Common Stock

         This prospectus relates to 2,115,501 shares of common stock of LaserSight Incorporated being offered for sale by the selling stockholders named in this prospectus consisting of:

         o 1,276,596 shares of LaserSight common stock that will be issued upon the conversion of series F convertible participating preferred stock that were issued to the selling stockholders in connection with LaserSight's July 2001 private placement transaction.

         o 838,905 shares of LaserSight common stock that were issued to the selling stockholders as a result of LaserSight's July 2001 private placement transaction based on price protection provisions included in LaserSight's September 2000 private placement transaction.

         We have agreed to pay certain expenses in connection with the registration of the common stock by this prospectus and to indemnify the selling stockholders named in this prospectus against certain liabilities, including liabilities under the Securities Act.

         We have been advised by the selling stockholders named in this prospectus that there are no underwriting arrangements with respect to the sale of the common stock being registered by this prospectus, and that the selling stockholders may offer the shares in transactions on The Nasdaq Stock Market, in negotiated transactions, or a combination of both at prices related to prevailing market prices, or at negotiated prices. LaserSight common stock is traded on The Nasdaq Stock Market under the symbol "LASE." On August 14, 2001, the last reported sale price for LaserSight common stock was $1.30 per share.

         Investing in these securities involve a high degree of risk. See "Risk Factors" beginning on page 4.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


             The date of this prospectus is ________________, 2001.

                                 TABLE OF CONTENTS


Overview of LaserSight Incorporated          Selling Stockholders
Risk Factors                                 Plan of Distribution
Forward-Looking Statements                   Legal Matters
Use of Proceeds                              Experts
Capitalization                               Where to Find More Information
Description of Capital Stock                 Documents Incorporated by Reference

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with information that is different. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                       OVERVIEW OF LASERSIGHT INCORPORATED

Operating Segment Information

         LaserSight Incorporated operates in three major operating segments: refractive products, patent services and health care services. Our refractive products segment, that primarily includes the laser vision correction products and services of LaserSight Technologies, develops, manufactures and markets ophthalmic lasers with a galvanometric scanning system for use in performing refractive surgery. The LaserScan LSX(R) uses a 0.8 millimeter scanning laser beam to ablate microscopic layers of corneal tissue to reshape the cornea and to correct the eye's point of focus in persons with myopia (nearsightedness), hyperopia (farsightedness) and astigmatism.

         Our patent services segment consists primarily of LaserSight Patents, that owns and licenses various patents related to the use of excimer lasers to ablate biological tissue. The health care services segment consists of The Farris Group (TFG). TFG provides health care and vision care consulting services to hospitals, managed care companies and physicians.

Organizational Information

         We were incorporated in Delaware in 1987 but were inactive until 1991. In April 1993, we acquired LaserSight Centers in a stock-for-stock exchange with additional shares issued in March 1997 pursuant to an amended purchase agreement. In February 1994, LaserSight acquired TFG. In July 1994, we were reorganized as a holding company. In October 1995, we acquired MEC Healthcare, Inc. (MEC). In July 1996, our LSI Acquisition, Inc. (LSIA) subsidiary acquired
the assets of the Northern New Jersey Eye Institute.   In August 1997 we formed
LaserSight Patents which then acquired certain patents from International Business Machines Corporation. In December 1997, we sold MEC and LSIA. In
April 1998, we acquired the assets of the medical products division of Schwartz Electro-Optics, Inc. In March 2000, we acquired from Premier Laser Systems, Inc. the intellectual property relating to a technology development project under design to provide an integrated refractive diagnostic workstation that includes front-to-back analysis of aberrations within the total eye. Late in 2000, we abandoned the LaserSight Centers mobile laser strategy due to industry conditions and our increased focus on development and commercialization of our refractive products. In March 2001, we sold U.S. Patent No. 4,784,135 (the Blum Patent) acquired from IBM in 1997, but retained our rights as licensor under a license to the Blum Patent previously granted to Visx, Incorporated.

Recent Development

         On May 29, 2001, we announced that we entered into a Settlement and License Agreement with Visx. Under the terms of the agreement, we received a license to patents held by Visx that relates to refractive excimer lasers, including United States Patents Nos. 4,718,418 and B1 5,108,388 and agreed to pay a royalty for each procedure performed in the U.S. using our refractive lasers. As part of the agreement, we granted Visx a fully paid up license to the Blum Patent.

         In accordance with the terms of the Settlement and License Agreement, the parties filed a stipulated order dismissing the patent infringement action filed by Visx against us in November 1999 in the United States District Court for the District of Delaware. This litigation was set for trial in June 2001. Under the agreement, all economic terms and conditions are confidential.

Principal Office

         Our principal office and mailing address are 3300 University Boulevard, Suite 140, Winter Park, Florida 32792. Our telephone number at that address is
(407) 678-9900 and our address on the world wide web is www.lase.com.

                                  RISK FACTORS

         In addition to the other information we provide or incorporate by reference in this prospectus, you should carefully consider the following risks before deciding whether to invest in our common stock. In evaluating the risks of investing in our common stock, you should also evaluate the other information set forth or incorporated by reference in this prospectus, including our financial statements and the notes accompanying them.

INDUSTRY AND COMPETITIVE RISKS

         WE CANNOT ASSURE YOU THAT OUR LASERSCAN LSX LASER SYSTEM WILL ACHIEVE MARKET ACCEPTANCE IN THE U.S., AND OUR BUSINESS MODEL FOR SELLING OUR LASER SYSTEM IN THE U.S. IS NEW AND UNPROVEN.

         We received the FDA approval necessary for the commercial marketing and sale of our LaserScan LSX excimer laser system in the U.S. in late 1999 and commercial shipments to customers in the U.S. began in March 2000. Our previous experience marketing and selling our LaserScan LSX excimer laser system in the U.S. had been limited to cost-recovery sales to refractive surgeons participating in our FDA clinical trials.

The required level of per procedure fees payable to us by refractive surgeons upon receipt of anticipated FDA approval for treatment of myopia with astigmatism may not be accepted by the marketplace or may exceed those charged by our competitors. While we believe that gaining access to our scanning microspot laser technology justifies the required per procedure fee levels, we cannot assure you that this business model will be accepted by a large number of refractive surgeons. If our competitors reduce or do not charge per procedure fees to users of their systems, we could be forced to reduce or eliminate the fees charged under this business model, which could significantly reduce our revenues. For example, Nidek Co., Ltd., one of our competitors, has publicly stated that it will not charge per procedure fees to users of its laser systems in the U.S. and internationally. See also "--Company and Business Risks--Required per procedure fees payable to Visx under our license agreement may exceed per procedure fees collected by us."

         Successful implementation of this business model is crucial to our success in selling our LaserScan LSX laser system in the U.S. and may require the expenditure of significant financial and other resources to create awareness of the LaserScan LSX laser system and create demand by refractive surgeons. If our laser system fails to achieve market acceptance in the U.S., we may not be able to execute our business plan, which would have a material adverse effect on our business, financial condition and results of operations.

         WE CANNOT ASSURE YOU THAT OUR KERATOME PRODUCTS WILL ACHIEVE MARKET ACCEPTANCE.

         Keratomes are surgical devices used to create a corneal flap immediately prior to LASIK laser vision correction procedures. We began to roll out our MicroShape(TM) family of keratome products with the commercial launch of our UltraEdge keratome blades in July 1999 and of our UniShaper single-use keratomes and control consoles in December 1999. In August 2001, we expect to authorize the commercial release of our UltraShaper durable keratomes after a thorough process of engineering refinement and validity testing. Our UniShaper single-use keratome was the first disposable keratome product to be commercially marketed, and we cannot assure you that refractive surgeons, including in particular refractive surgeons who perform a large volume of LASIK procedures, will accept our UniShaper product as either a replacement for or a supplement to the durable keratomes traditionally used to create corneal flaps. In our recent experience, many surgeons are reluctant to use a disposable keratome product as their primary keratome. Also, market acceptance of the UniShaper may be hindered by surgeons needing to alter their surgical technique in order to achieve the desired clinical results. Our UltraShaper durable keratome incorporates the features found in the Automated Corneal Shaper (ACS) keratome previously marketed by Bausch & Lomb, Inc. with new enhancements and features. However, Bausch & Lomb has not aggressively marketed or serviced the ACS since 1997 when we licensed the rights to commercially market keratomes based on the same technology, and has successfully transitioned a large number of refractive surgeons from the ACS to its Hansatome durable keratome product. We believe that many refractive surgeons learned to perform the LASIK procedure using the ACS and prefer the surgical technique required by the ACS, which is also used to operate our UltraShaper durable keratome, to the surgical technique required to operate the

Hansatome keratome product. However, we cannot assure you that we will be successful in commercially introducing or achieving broad market acceptance of our UltraShaper durable keratome or our other keratome products.

         We have previously indicated that the successful implementation of our keratome product sales strategy is in part dependent upon our marketing and distribution alliance with Becton Dickinson. Due to the delay in the commercial launch of our UltraShaper durable keratome we initiated discussions with Becton Dickinson in order to modify our manufacturing and marketing agreements. While these discussions were ongoing we received notices from Becton Dickinson claiming that they have the right to end our marketing arrangement in six months and that they are not bound by the terms of our manufacturing agreement. Following our receipt of these notices, Becton Dickinson indicated a willingness to discuss modified terms for a marketing and manufacturing relationship. While we do not agree that Becton Dickinson has the right to unilaterally end our current agreements, we intend to discuss mutually beneficial modified agreements. If we cannot successfully market and sell our keratome products or if we are unable to successfully modify or replace our marketing and distribution alliance with Becton Dickinson, we may not be able to execute our business plan, which would have a material adverse effect on our business, financial condition and results of operations. See also "--Company and Business Risks--Required minimum payments under our keratome license agreement may exceed our gross profits from sales of our keratome products."

         THE VISION CORRECTION INDUSTRY CURRENTLY CONSISTS OF A FEW ESTABLISHED PROVIDERS WITH SIGNIFICANT MARKET SHARES AND WE MAY ENCOUNTER DIFFICULTIES COMPETING IN THIS HIGHLY COMPETITIVE ENVIRONMENT.

         The vision correction industry is subject to intense, increasing competition, and we do not know if we will be able to compete successfully against our current and future competitors. Many of our competitors have established products, distribution capabilities and customer service networks in the U.S. marketplace, are substantially larger and have greater brand recognition and greater financial and other resources than we do. Visx, the historical industry leader for excimer laser system sales in the U.S., sold laser systems that performed a significant majority of the laser vision correction procedures performed in the U.S. in 1999 and 2000. Similarly, Bausch & Lomb sold a significant majority of the keratomes used by refractive surgeons in the U.S. in 1999 and 2000. In 2000, Alcon acquired Summit Autonomous Inc. The merger resulted in a combined entity with enhanced market presence, technology base and distribution capabilities and provided Alcon with a narrow beam laser technology platform that will compete more directly with our precision beam scanning microspot LaserScan LSX excimer laser system. In addition, as a result of the acquisition, the combined entity will be able to sell narrow beam laser systems under a royalty-free license to certain Visx patents without incurring the expense and uncertainty associated with intellectual property litigation with Visx. We anticipate that Alcon will leverage the sale of its laser systems with its other ophthalmic products.

         MANY OF OUR COMPETITORS RECEIVED EARLIER REGULATORY APPROVALS THAN US AND MAY HAVE A COMPETITIVE ADVANTAGE OVER US DUE TO THE SUBSEQUENT EXPANSION OF THEIR REGULATORY APPROVALS AND THEIR SUBSTANTIAL EXPERIENCE IN THE U.S. MARKET.

         We received the FDA approval necessary for the commercial sale of our LaserScan LSX excimer laser system in the U.S. in November 1999 and commercial shipments to customers in the U.S. began in March 2000. Our direct competitors include large corporations such as Visx and Alcon, each of whom received FDA approval of excimer laser systems more than three years prior to our approval and has substantial experience manufacturing, marketing and servicing laser systems in the U.S. In addition to Visx and Alcon, Nidek and Bausch & Lomb have also received FDA approval for their laser systems.

         In the U.S., a manufacturer of excimer laser vision correction systems gains a competitive advantage by having its systems approved by the FDA for a wider range of treatments. Initial FDA approvals of excimer laser vision correction systems historically have been limited to PRK treatment of low to moderate nearsightedness, with additional approvals for other and broader treatments granted only as a result of subsequent FDA applications and clinical trials. Our LaserScan LSX is currently approved only for the PRK treatment of low to moderate nearsightedness (up to -6.0 diopters) without astigmatism. In August 2000, we received FDA approval to operate our laser systems at a 200 Hz pulse repetition rate, twice the originally approved rate. Currently, excimer laser vision correction systems manufactured by Visx, Alcon, Bausch & Lomb and Nidek have been approved for higher levels of nearsightedness than the LaserScan LSX and are also approved for the treatment of nearsightedness with astigmatism for which the LaserScan LSX currently does not have approval. The Visx and Alcon excimer laser systems are also approved for the treatment of moderate farsightedness.

         We have submitted a PMA supplement to the FDA for approval to utilize LASIK for the treatment of nearsightedness with astigmatism and have responded to FDA requests for additional patient data related to our submission. We anticipate FDA approval of this application during the third quarter of 2001, though we cannot ensure when the approval will be received. In addition, we have submitted PMA supplements to the FDA to permit our laser systems sold to customers in the U.S. to utilize LASIK to treat hyperopia, hyperopic astigmatism and mixed astigmatism. FDA approval of these applications is anticipated in the first half of 2002, though we cannot ensure when the approval will be received. Our ability to sell our laser systems in the U.S. may be severely impaired if the FDA does not give timely approval of our application for our LaserScan LSX to treat nearsightedness with astigmatism, our application to permit our laser systems sold to customers in the U.S. to include our latest eye tracking technology, or our application to permit our laser systems sold to customers in the U.S. to utilize LASIK to treat myopic astigmatism, hyperopic astigmatism and mixed astigmatism.

         Alcon's Apex Plus and Ladarvision Excimer Laser Workstations, Visx's Star S2 Excimer Laser System and Nidek's EC-5000 Excimer Laser System have received FDA approval for the LASIK treatment of myopia (nearsightedness) with or without astigmatism. The approvals for most of the systems are for the correction of myopia in the range of 0 diopters to -14.0 diopters and myopia with astigmatism generally in the range of -0.5 diopters to -5.0 diopters. Bausch & Lomb's Technolas 217 excimer laser has also received FDA approval for the treatment of myopia up to -7.0 diopters with up to -3.0 diopters of astigmatism. These laser systems are currently the only laser systems commercially available in the U.S. with FDA approval for use in LASIK. A physician may decide, as part of the practice of medicine, to use a medical device outside of its FDA-approved indications for an unapproved or "off-label" use. Prior to these laser approvals, all LASIK procedures performed in the U.S. with commercially available lasers were performed as the practice of medicine. In September 2000, the FDA approved Alcon's Ladarvision system for the correction using LASIK of farsightedness of up to +6.0 diopters and an astigmatism range of up to 6.0 diopters. In October 2000, the FDA approved Visx's Star S2 and S3 systems for the correction using PRK of farsightedness of up to +5.0 diopters and an astigmatism range of up to 4.0 diopters. Competitors' receipt of LASIK-specific FDA regulatory approvals could give them a significant competitive advantage that could impede our ability to successfully sell our LaserScan LSX system in the U.S. or discourage physicians from using our or other manufacturers' lasers off-label. Our failure to successfully market our product could have a material adverse effect on our business, financial condition and results of operations.

         All of our principal competitors in the keratome business, including current market leader Bausch & Lomb, received FDA clearance prior to the commercialization of our keratome products and have substantial experience marketing their keratome products. The established market presence in the U.S. of previously approved laser systems and keratome products, as well as the entry of new competitors into the market upon receipt of new or expanded regulatory approvals, could impede our ability to successfully introduce our LaserScan LSX system in the U.S. and our keratome products worldwide and may have a material adverse effect on our business, financial condition and results of operations.

         WE DEPEND UPON OUR ABILITY TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS.

         We believe that our ability to establish and maintain strategic relationships will have a significant impact on our ability to meet our business objectives. These strategic relationships are critical to our future success because we believe that these relationships will help us to:

         o extend the reach of our products to a larger number of refractive surgeons;
         o    develop and deploy new products;
         o    further enhance the LaserSight brand; and
         o    generate additional revenue.

         Entering into strategic relationships is complicated because some of our current and future strategic partners may decide to compete with us in some or all of our markets. In addition, we may not be able to establish relationships with key participants in our industry if they have relationships with our competitors, or if we have relationships with their competitors. Moreover, some potential strategic partners have resisted, and may continue to resist, working with us until our products and services have achieved widespread market acceptance. Once we have established strategic relationships, we will depend on our partners' ability to generate increased acceptance and use of our products and services. To date, we have established only a limited number of strategic relationships, and many of these relationships are in the early stages of development. There can be no assurance as to the terms, timing or consummation of any future strategic relationships. If we lose any of these strategic relationships or fail to establish additional relationships, or if our strategic relationships fail to benefit us as expected, we may not be able to execute our business plan, and our business will suffer.

         BECAUSE THE SALE OF OUR PRODUCTS IS DEPENDENT ON THE CONTINUED MARKET ACCEPTANCE OF LASER-BASED REFRACTIVE EYE SURGERY USING THE LASIK PROCEDURE, THE LACK OF BROAD MARKET ACCEPTANCE WOULD HURT OUR BUSINESS.

         We believe that whether we achieve profitability and growth will depend, in part, upon the continued acceptance of laser vision correction using the LASIK procedure in the U.S. and other countries. We cannot be certain that laser vision correction will continue to be accepted by either the refractive surgeons or the public at large as an alternative to existing methods of treating refractive vision disorders. The acceptance of laser vision correction and, specifically, the LASIK procedure may be adversely affected by:

         o possible concerns relating to safety and efficacy, including the predictability, stability and quality of results;
         o    the public's general resistance to surgery;
         o the effectiveness and lower cost of alternative methods of correcting refractive vision disorders;
         o    the lack of long-term follow-up data;
         o    the possibility of unknown side effects;
         o    the lack of third-party reimbursement for the procedures;
         o    the cost of the procedure; and
         o unfavorable publicity involving patient outcomes from the use of laser vision correction.

         Unfavorable side effects and potential complications that may result from the use of laser vision correction systems manufactured by any manufacturer may broadly affect market acceptance of laser-based vision correction surgery. Potential patients may not distinguish between our precision beam scanning spot technology and the laser technology incorporated by our competitors in their laser systems, and customers may not differentiate laser systems and procedures that have not received FDA approval from FDA-approved systems and procedures. Any adverse consequences resulting from procedures performed with a competitor's systems or an unapproved laser system could adversely affect consumer acceptance of laser vision correction in general. In addition, because laser vision correction is an elective procedure that is not typically covered by insurance and that involves more significant immediate expense than eyeglasses or contact lenses, adverse changes in the U.S. or international economy may cause consumers to reassess their spending choices and to select lower-cost alternatives for their vision correction needs. Any such shift in spending patterns could reduce the volume of LASIK procedures performed that would, in turn, reduce our revenues from per procedure fees and sales of single-use products such as our UniShaper keratome and our UltraEdge keratome blades.

         The failure of laser vision correction to achieve continued market acceptance could have a material adverse effect on our business prospects. Even if laser vision correction achieves and sustains market acceptance, sales of our keratome products could be adversely impacted if a laser procedure that does not require the creation of a corneal flap were to emerge as the procedure of choice.

         NEW PRODUCTS OR TECHNOLOGIES COULD ERODE DEMAND FOR OUR PRODUCTS OR MAKE THEM OBSOLETE, AND OUR BUSINESS COULD BE HARMED IF WE CANNOT KEEP PACE WITH ADVANCES IN TECHNOLOGY.

         In addition to competing with eyeglasses and contact lenses, excimer laser vision correction competes or may compete with newer technologies such as intraocular lenses, corneal rings and surgical techniques using different or more advanced types of lasers. Two products that may become competitive within the near term are implantable contact lenses, which are pending FDA approval, and corneal rings, which have been approved by the FDA. Both of these products require procedures with lens implants, and their ultimate market acceptance is unknown at this time. To the extent that any of these or other new technologies are perceived to be clinically superior or economically more attractive than currently marketed excimer laser vision correction procedures or techniques, they could erode demand for our excimer laser and keratome products, cause a reduction in selling prices of such products or render such products obsolete. In addition, if one or more competing technologies achieves broader market acceptance or renders laser vision correction procedures obsolete, it would have a material adverse effect on our business, financial condition and results of operations.

         As is typical in the case of new and rapidly evolving industries, the demand and market for recently introduced products and technologies is uncertain, and we cannot be certain that our LaserScan LSX laser system, UltraShaper durable keratome, UltraEdge keratome blades, UniShaper single-use keratome or future new products and enhancements will be accepted in the marketplace. In addition, announcements or the anticipation of announcements of new products, whether for sale in the near future or at some later date, may cause customers to defer purchasing our existing products.

         If we cannot adapt to changing technologies, our products may become obsolete, and our business could suffer. Our success will depend, in part, on our ability to continue to enhance our existing products, develop new technology that addresses the increasingly sophisticated needs of our customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using new technologies effectively or adapting our proprietary technology to evolving customer requirements or emerging industry standards.

COMPANY AND BUSINESS RISKS

         WE WILL BE REQUIRED TO SIGNIFICANTLY EXPAND OUR U.S. MANUFACTURING OPERATIONS TO MEET OUR BUSINESS PLAN AND MUST COMPLY WITH STRINGENT REGULATION OF OUR MANUFACTURING OPERATIONS.

         We manufacture our LaserScan LSX laser systems for sale in the U.S. at our manufacturing facility in Winter Park, Florida, and continue to manufacture our laser systems for sale in international markets at our manufacturing facility in Costa Rica. Our U.S. personnel have limited experience manufacturing laser systems. We cannot, therefore, assure you that we will not encounter difficulties in increasing our production capacity for our laser systems at our Florida facility, including problems involving production delays, quality control or assurance, component supply and lack of qualified personnel. Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to extensive regulation by the FDA, including record-keeping requirements and reporting of adverse experience with the use of the product. Our manufacturing facilities are subject to periodic inspection by the FDA, certain state agencies and international regulatory agencies. We require that our key suppliers comply with recognized standards as well as our own quality standards, and we regularly test the components and sub-assemblies supplied to us. Any failure by us or our suppliers to comply with applicable regulatory requirements, including the FDA's quality systems/good manufacturing practice (QSR/GMP) regulations, could cause production and distribution of our products to be delayed or prohibited, either of which could have a material adverse effect on our business, financial condition and results of operations.

         REQUIRED PER PROCEDURE FEES PAYABLE TO VISX UNDER OUR LICENSE AGREEMENT MAY EXCEED PER PROCEDURE FEES COLLECTED BY US.

         In addition to the risk that our refractive lasers will not be accepted in the marketplace, we are required to pay Visx a royalty for each procedure performed in the U.S. using our refractive lasers. The required per procedure fees we are required to pay to Visx may exceed the per procedure fees we are able to charge and/or collect from refractive surgeons.

         REQUIRED MINIMUM PAYMENTS UNDER OUR KERATOME LICENSE AGREEMENT MAY EXCEED OUR GROSS PROFITS FROM SALES OF OUR KERATOME PRODUCTS.

We are required to make certain minimum payments to the licensor under our keratome license agreement that was amended and restated on January 4, 2001. This amendment replaced a January 18, 2000 amendment in its entirety. Under the terms of the amendment we issued 730,552 shares of common stock to the licensors, valued at approximately $1.1 million, in partial payment for royalties during the term of the license. The term of the license was extended three years until July 31, 2005. In addition, remaining minimum royalty payments totaling approximately $5.2 million as of August 14, 2001 will be due in quarterly installments through the term of the amendment. As a result of our obligations under this license arrangement, the minimum royalty payments we are required to make to the licensors may exceed our gross profits from sales of our UniShaper and UltraShaper keratome products. The amendment eliminated a restriction on us manufacturing, marketing and selling other keratomes, but the sale of other keratomes will be included in the gross profit to be shared with the licensors. The licensor's share of the gross profit, as defined in the agreement, decreased from 50% to 10%.

         OUR FAILURE TO TIMELY OBTAIN OR EXPAND REGULATORY APPROVALS FOR OUR PRODUCTS AND TO COMPLY WITH REGULATORY REQUIREMENTS COULD ADVERSELY AFFECT OUR BUSINESS.

         Our excimer laser systems and keratome products are subject to strict governmental regulations that materially affect our ability to manufacture and market these products and directly impact our overall business prospects. FDA regulations impose design and performance standards, labeling and reporting requirements, and submission conditions in advance of marketing for all medical laser products in the U.S. New product introductions, expanded treatment types and levels for approved products, and significant design or manufacturing modifications require a premarket clearance or approval by the FDA prior to commercialization in the U.S. The FDA approval process, which is lengthy and uncertain, requires supporting clinical studies and substantial commitments of financial and management resources. Failure to obtain or maintain regulatory approvals and clearances in the U.S. and other countries, or significant delays in obtaining these approvals and clearances, could prevent us from marketing our products for either approved or expanded indications or treatments, which could substantially decrease our future revenues. Additionally, product and procedure labeling and all forms of promotional activities are subject to examination by the FDA, and current FDA enforcement policy prohibits the marketing by manufacturers of approved medical devices for unapproved uses. Noncompliance with these requirements may result in warning letters, fines, injunctions, recall or seizure of products, suspension of manufacturing, denial or withdrawal of PMAs, and criminal prosecution. Laser products marketed in foreign countries are often subject to local laws governing health product development processes, which may impose additional costs for overseas product development. Future legislative or administrative requirements, in the U.S. or elsewhere, may adversely affect our ability to obtain or retain regulatory approval for our products. The failure to obtain approvals for new or additional uses on a timely basis could have a material adverse effect on our business, financial condition and results of operations.

         OUR BUSINESS DEPENDS ON OUR INTELLECTUAL PROPERTY RIGHTS, AND IF WE ARE UNABLE TO PROTECT THEM, OUR COMPETITIVE POSITION MAY BE ADVERSELY AFFECTED.

         Our business plan is predicated on our proprietary systems and technology, including our precision beam scanning microspot technology laser systems. We protect our proprietary rights through a combination of patent, trademark, trade secret and copyright law, confidentiality agreements and technical measures. We generally enter into non-disclosure agreements with our employees and consultants and limit access to our trade secrets and technology. We cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. Misappropriation of our intellectual property would have a material adverse effect on our competitive position. In addition, we may have to engage in litigation or other legal proceedings in the future to enforce or protect our intellectual property rights or to defend against claims of invalidity. These legal proceedings may consume considerable resources, including management time and attention, which would be diverted from the operation of our business, and the outcome of any such legal proceeding is inherently uncertain.

         We are aware that certain competitors are developing products that may potentially infringe patents owned or licensed exclusively by us. In order to protect our rights in these patents, we may find it necessary to assert and pursue infringement claims against such third parties. We could incur substantial costs and diversion of management resources litigating such infringement claims and we cannot assure you that we will be successful in resolving such claims or that the resolution of any such dispute will be on terms that are favorable to us. See "--Patent infringement allegations may impair our ability to manufacture and market our products."

         PATENT INFRINGEMENT ALLEGATIONS MAY IMPAIR OUR ABILITY TO MANUFACTURE AND MARKET OUR PRODUCTS.

         There are a number of U.S. and foreign patents covering methods and apparatus for performing corneal surgery that we do not own or have the right to use. If we were found to infringe a patent in a particular market, we and our customers may be enjoined from manufacturing, marketing, selling and using the infringing product in the market and may be liable for damages for any past infringement of such rights. In order to continue using such rights, we would be required to obtain a license, which may require us to make royalty, per procedure or other fee payments. We cannot be certain if we or our customers will be successful in securing licenses, or that if we obtain licenses, such licenses will be available on acceptable terms. Alternatively, we might be required to redesign the infringing aspects of these products. Any redesign efforts that we undertake could be expensive and might require regulatory review. Furthermore, the redesign efforts could delay the reintroduction of these products into certain markets, or may be so significant as to be impractical. If redesign efforts were impractical, we could be prevented from manufacturing and selling the infringing products, which would have a material adverse effect on our business, financial condition and results of operations.

         Litigation involving patents is common in our industry. While we do not believe our laser systems or keratome products infringe any valid and enforceable patents that we do not own or have a license to, we cannot assure you that one or more of our other competitors or other persons will not assert that our products infringe their intellectual property, or that we will not in the future be deemed to infringe one or more patents owned by them or some other party. We could incur substantial costs and diversion of management resources defending any infringement claims. Furthermore, a party making a claim against us could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to market one or more of our products. In addition, we cannot assure you that licenses for any intellectual property of third parties that might be required for our products will be available on commercially reasonable terms, or at all.

         WE ARE SUBJECT TO CERTAIN RISKS ASSOCIATED WITH OUR INTERNATIONAL
SALES.

         Our international sales accounted for 69% and 45% of our total revenues during the six months ended June 30, 2001 and year ended December 31, 2000, respectively. In the future, we expect that sales to international accounts will represent a lower percentage of our total sales as a result of our anticipated additional regulatory approvals to market our LaserScan LSX laser system in the U.S. and the recent commercial launch of our UltraShaper durable keratome in the third quarter of 2001. See "--Industry and Competitive Risks--We cannot assure you that our keratome products will achieve market acceptance."

         International sales of our products may be limited or disrupted by:

         o    the imposition of government controls;
         o    export license requirements; o economic or political instability;
         o    trade restrictions;
         o    difficulties in obtaining or maintaining export licenses;

         o    changes in tariffs; and
         o    difficulties in staffing and managing international operations.

         Our sales have historically been and are expected to continue to be denominated in U.S. dollars. The European Economic Union's conversion to a common currency, the euro, is not expected to have a material impact on our business. However, due to our significant export sales, we are subject to exchange rate fluctuations in the U.S. dollar, which could increase the effective price in local currencies of our products. This could result in reduced sales, longer payment cycles and greater difficulty in collecting receivables relating to our international sales.

         OUR SUPPLY OF CERTAIN CRITICAL COMPONENTS AND SYSTEMS MAY BE INTERRUPTED BECAUSE OF OUR RELIANCE ON A LIMITED NUMBER OF SUPPLIERS.

         We currently purchase certain components used in the production, operation and maintenance of our laser systems and keratome products from a limited number of suppliers, and certain key components are provided by a single vendor. For example, all of our keratome blades are currently manufactured exclusively by Becton Dickinson and the majority of our UltraShaper components are manufactured exclusively by Owens Industries pursuant to our agreement with them. We do not have long-term contracts with providers of some key laser system components, including TUI Lasertechnik und Laserintegration GmbH, which currently is a single source supplier for the laser heads used in our LaserScan LSX excimer laser system. Currently, SensoMotoric Instruments GmbH, Teltow, Germany, is a single source supplier for the eye tracker boards used in the LaserScan LSX. Any interruption in the supply of critical laser or keratome components could have a material adverse effect on our business, financial condition and results of operations. If any of our key suppliers ceases providing us with products of acceptable quality and quantity at a competitive price and in a timely fashion, we would have to locate and contract with a substitute supplier and, in some cases, such substitute supplier would need to be qualified by the FDA. If substitute suppliers cannot be located and qualified in a timely manner or could not provide required products on commercially reasonable terms, it would have a material adverse effect on our business, financial condition and results of operations.

         UNLAWFUL TAMPERING OF OUR SYSTEM CONFIGURATIONS COULD RESULT IN REDUCED REVENUES AND ADDITIONAL EXPENSES.

         We include a procedure counting mechanism on LaserScan LSX lasers manufactured for sale and use in the U.S. Users of our LaserScan LSX excimer laser system could tamper with the software or hardware configuration of the system so as to alter or eliminate the procedure counting mechanism that facilitates the collection of per procedure fees. Unauthorized tampering with our procedure counting mechanism by users could result in us being required to pay per procedure fees to Visx that we were not able to collect from users. If we are unable to prevent such tampering, our license agreement with Visx could be terminated after all applicable notice and cure periods have expired.

         THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

         Our ability to maintain our competitive position depends in part upon the continued contributions of our executive officers and other key employees, especially Michael R. Farris, our president and chief executive officer. A loss of one or more such officers or key employees could have a material adverse effect on our business. We do not carry "key person" life insurance on any officer or key employee.

         As we commercially launch our laser system and keratome products in the U.S., we will need to continue to implement and expand our operational, sales and marketing, financial and management resources and controls. While to date we have not experienced problems recruiting or retaining the personnel necessary to expand our business, we cannot assure you that we will not have such problems in the future. Our recent layoff may have a negative impact on our ability to attact and retain personnel. If we fail to attract and retain qualified individuals for necessary positions, and if we are unable to effectively manage growth in our domestic or international operations, it could have a material adverse effect on our business, financial condition and results of operations.

         INADEQUACY OR UNAVAILABILITY OF INSURANCE MAY EXPOSE US TO SUBSTANTIAL PRODUCT LIABILITY CLAIMS.

         Our business exposes us to potential product liability risks and possible adverse publicity that are inherent in the development, testing, manufacture, marketing and sale of medical devices for human use. These risks increase with respect to our products that receive regulatory approval for commercialization. We have agreed in the past, and we will likely agree in the future, to indemnify certain medical institutions and personnel who conduct and participate in our clinical studies. While we maintain product liability insurance, we cannot be certain that any such liability will be covered by our insurance or that damages will not exceed the limits of our coverage. Even if a claim is covered by insurance, the costs of defending a product liability, malpractice, negligence or other action, and the assessment of damages in excess of insurance coverage in the event of a successful product liability claim, could have a material adverse effect on our business, financial condition and results of operations. Further, product liability insurance may not continue to be available, either at existing or increased levels of coverage, on commercially reasonable terms.

FINANCIAL AND LIQUIDITY RISKS

         WE HAVE EXPERIENCED SIGNIFICANT LOSSES AND OPERATING CASH FLOW DEFICITS AND WE EXPECT THAT OPERATING CASH FLOW DEFICITS WILL CONTINUE THROUGH AT LEAST THE REMAINDER OF 2001.

         We experienced significant net losses and deficits in cash flow from operations for the years ended December 31, 2000 and 1999 and the six months ended June 30, 2001, as set forth in the following table. We cannot be certain that we will be able to achieve or sustain profitability or positive operating cash flow in the future.

                                           Year Ended December 31,                    Six Months Ended
                                           ----------------------                     ----------------
                                          1999                       2000                 June 30, 2001
                                          ----                       ----                 -------------
Net loss...................           $14.4 million             $21.4 million             $11.2 million
Deficit in cash flow from
   operations..............           $11.7 million             $15.7 million             $12.6 million

         As of June 30, 2001, we had an accumulated deficit of $70.8 million.

         IF OUR UNCOLLECTIBLE RECEIVABLES EXCEED OUR RESERVES WE WILL INCUR ADDITIONAL UNANTICIPATED EXPENSES, AND WE MAY EXPERIENCE DIFFICULTY COLLECTING RESTRUCTURED RECEIVABLES WITH EXTENDED PAYMENT TERMS.

         Although we monitor the status of our receivables and maintain a reserve for estimated losses, we cannot be certain that our reserves for estimated losses, which were approximately $5.0 million at June 30, 2001, will be sufficient to cover the amount of our actual write-offs over time. At June 30, 2001, our net trade accounts and notes receivable totaled approximately $15.5 million, and accrued commissions, the payment of which generally depends on the collection of such net trade accounts and notes receivable, totaled approximately $2.3 million. Actual write-offs that exceed amounts reserved could have a material adverse effect on our consolidated financial condition and results of operations. The amount of any loss that we may have to recognize in connection with our inability to collect receivables is principally dependent on our customers' ongoing financial condition, their ability to generate revenues from our laser systems, and our ability to obtain and enforce legal judgments against delinquent customers.

         Our ability to evaluate the financial condition and revenue-generating ability of our prospective customers located outside of the U.S., and our ability to obtain and enforce legal judgments against customers located outside of the U.S., is generally more limited than for our customers located in the U.S. Our agreements with our international customers typically provide that the contracts are governed by Florida law. We have not determined whether or to what extent courts or administrative agencies located in foreign countries would enforce our right to collect such receivables or to recover laser systems from customers in the event of a customer's payment default. When a customer is not paying according to established terms, we attempt to communicate and understand the underlying causes and work with the customer to resolve any issues we can control or influence. In most cases, we have been able to resolve the customer's issues and continue to collect our receivable, either on the original schedule or under restructured terms. If such issues are not resolved, we evaluate our legal and other alternatives based on existing facts and circumstances. In most such cases, we have concluded that the account should be written off as uncollectible.

         At June 30, 2001, we had extended the original payment terms of laser customer accounts totaling approximately $1.3 million by periods ranging from 12 to 60 months. Such restructured receivables represent approximately 6.4% of our gross receivables as of that date. Our liquidity and operating cash flow would be adversely affected if additional extensions become necessary in the future. In addition, it would be more difficult to collect laser system receivables if the payment schedule extends beyond the expected or actual economic life of the system, which we estimate to be approximately five to seven years. To date, we do not believe any payment schedule extends beyond the economic life of the applicable laser system.

         WE COULD REQUIRE ADDITIONAL FINANCING, WHICH MIGHT NOT BE AVAILABLE IF WE NEED IT.

         During the six months ended June 30, 2001 and year ended December 31, 2000, we experienced deficits in cash flow from operations of $12.5 million and $15.7 million, respectively. In July 2001, we completed a $3.0 million placement of series F convertible participating preferred stock. An additional amount up to $4.0 million may be raised before the end of the year if, on or prior to October 1, 2001, we receive written notice from the FDA that our LaserScan LSX has been approved or is approvable to treat myopic astigmatism. In that case, if the three-day volume weighted average price of our common stock exceeds $2.75, we may elect, during the 10-day period following the FDA approval, to sell 800,000 shares of our series G convertible participating preferred stock to the same investors. The per share purchase price for the series G preferred stock will be $2.50 (resulting in a $2.0 million investment in series G preferred stock). If we receive the approval but do not elect to sell our series G preferred stock as described above, the investors, for a period of 30 days following the expiration of our election period, may elect to purchase shares of series G preferred stock at a per share purchase price of 85% of the ten-day volume weighted average price, limited to an aggregate purchase price of $4.0 million. We are exploring opportunities for additional equity financing through a private placement of our common stock. If we experience unanticipated delays in obtaining FDA approval for the treatment of astigmatism or the commercial release of our UltraShaper durable keratome or AstraMax diagnostic workstation, we will be required to seek additional debt or equity financing during the next 12 months. There can be no assurance that the assumptions underlying our business plan will be met or that additional financing will not be needed or that financing, if needed, would be available. Our belief regarding future working capital requirements is based on various factors and assumptions including: the successful reduction of a significant amount of expenses currently being implemented, the uncertain timing of astigmatism and other supplemental FDA approvals for our LaserScan LSX excimer laser system, which could continue to negatively impact our sales during 2001, potential growth in laser sales after receipt of further FDA approvals, increases in accounts receivable and inventory purchases when sales increase, the potential for borrowing under our revolving credit facility, the uncertain impact of the market introduction of our UltraShaper durable keratomes, commercial acceptance of our UltraEdge keratome blades and UniShaper single-use keratomes, which we believe is partially dependent upon the successful introduction of the UltraShaper, the anticipated timely collection of receivables, and the absence of unanticipated product development and marketing costs. See "--Industry and Competitive Risks--We cannot assure you that our keratome products will achieve market acceptance" and "--We cannot assure you that our LaserScan LSX laser system will achieve market acceptance in the U.S., and our business model for selling our laser system in the U.S. is new and unproven." These factors and assumptions are subject to certain contingencies and uncertainties, some of which are beyond our control. If we do not collect a material portion of current receivables in a timely manner, or experience less market demand for our products than we anticipate, our liquidity could be materially and adversely affected.

         On March 12, 2001, we established a $3.0 million term loan and $10.0 million revolving credit facility with Heller. We borrowed $3.0 million under the term loan at a rate per annum equal to two and one-half percent (2 1/2%) above the prime rate. Interest is payable monthly and the loan must be repaid on March 12, 2003. Under the credit facility, we have the option to borrow amounts at a rate per annum equal to one and one-quarter percent (1 1/4%) above the prime rate for short-term working capital needs or such other purposes as may be approved by Heller. Borrowings are limited to 85% of qualified accounts receivable related to U.S. sales. Borrowings under the loans are secured by substantially all of the Company's assets. The term loan and credit facility require us to meet certain covenants, including the maintenance of a minimum net worth. The terms of the loans extend to March 12, 2003. In addition to the costs and fees associated with the transaction, we issued to Heller a warrant to purchase 243,750 shares of common stock at an exercise price of $3.15 per share. The warrant expires on March 12, 2004. At August 14, 2001, we had no borrowings under the revolving credit facility.

         We may seek additional equity financing in the future to implement our business plan or any changes thereto in response to future developments or unanticipated contingencies. Other than the $10.0 million revolving credit facility with Heller and the possible series G preferred stock issuance described above, we currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available in the future to the extent required or that, if available, it will be on commercially acceptable terms. If we raise additional funds by issuing equity or convertible debt securities, the terms of the new securities could have rights, preferences and privileges senior to those of our common stock. If we raise additional funds through debt financing, the terms of the debt could require a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest and may render us more vulnerable to competitive pressures and economic downturns. If we are not able to obtain financing necessary to meet our working capital needs, it could have a material adverse effect on our financial condition and results of operations.

COMMON STOCK RISKS

         VARIATIONS IN OUR SALES AND OPERATING RESULTS MAY CAUSE OUR STOCK PRICE TO FLUCTUATE.

         Our operating results have fluctuated in the past, and may continue to fluctuate in the future, as a result of a variety of factors, many of which are outside of our control. For example, historically a significant portion of our laser system orders for a particular quarter have been received and shipped near the end of the quarter. As a result, our operating results for any quarter often depend on the timing of the receipt of orders and the subsequent shipment of our laser systems. Other factors that may cause our operating results to fluctuate include:

         o timing of regulatory approvals and the introduction or delays in shipment of new products;
         o    reductions, cancellations or fulfillment of major orders;
         o    the addition or loss of significant customers;
         o    the relative mix of our business;
         o    changes in pricing by us or our competitors;
         o    costs related to expansion of our business; and
         o    increased competition.

         As a result of these fluctuations, we believe that period-to-period comparisons of our operating results cannot be relied upon as indicators of future performance. In some quarters our operating results may fall below the expectations of securities analysts and investors due to any of the factors described above or other uncertainties.

         THE MARKET PRICE OF OUR COMMON STOCK MAY CONTINUE TO EXPERIENCE EXTREME FLUCTUATIONS DUE TO MARKET CONDITIONS THAT ARE UNRELATED TO OUR OPERATING PERFORMANCE.

         The stock market, and in particular the securities of technology companies like us, could experience extreme price and volume fluctuations unrelated to our operating performance. Our stock price has historically been volatile. Factors such as announcements of technological innovations or new products by us or our competitors, changes in domestic or foreign governmental regulations or regulatory approval processes, developments or disputes relating to patent or proprietary rights, public concern as to the safety and efficacy of refractive vision correction procedures, and changes in reports and recommendations of securities analysts, have and may continue to have a significant impact on the market price of our common stock.

         THE SIGNIFICANT NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE AND DILUTIVE STOCK ISSUANCES MAY ADVERSELY AFFECT OUR STOCK PRICE.

         Sales, or the possibility of sales, of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. Substantially all of our 26,437,895 shares of common stock outstanding at August 14, 2001 were freely tradable without restriction or further registration under the Securities Act of 1933, except to the extent such shares are held by "affiliates" as that term is defined in Rule 144 under the Securities Act or subject only to the satisfaction of a prospectus delivery requirement.

         Shares of common stock that we may issue in the future in connection with acquisitions or financings or pursuant to outstanding warrants or agreements could also adversely affect the market price of our common stock and cause significant dilution in our earnings per share and net book value per share. We may be required to issue more than 7,800,000 additional shares of common stock upon the conversion of outstanding preferred stock, the exercise of outstanding warrants and stock options, and the satisfaction of certain contingent contractual obligations.

         The anti-dilution provisions of certain of our existing securities and obligations require us to issue additional shares if we issue shares of common stock below specified price levels. If a future share issuance triggers these adjustments, the beneficiaries of such provisions effectively receive some protection from declines in the market price of our common stock, while our other stockholders incur additional dilution of their ownership interest. We may include similar anti-dilution provisions in securities issued in connection with future financings. See "Description of Capital Stock--Warrants and Other Agreements to Issue Shares."

         ANTI-TAKEOVER PROVISIONS UNDER DELAWARE LAW AND IN OUR CERTIFICATE OF INCORPORATION, BY-LAWS AND STOCKHOLDER RIGHTS PLAN MAY MAKE AN ACQUISITION OF LASERSIGHT MORE DIFFICULT AND COULD PREVENT YOU FROM RECEIVING A PREMIUM OVER THE MARKET PRICE OF OUR STOCK.

         Certain provisions of our certificate of incorporation, by-laws, stockholder rights plan and Delaware law could delay or frustrate the removal of incumbent directors, discourage potential acquisition proposals and delay, defer or prevent a change in control of us, even if such events could be beneficial, in the short term, to the economic interests of our stockholders. For example, our certificate of incorporation allows us to issue preferred stock with rights senior to those of the common stock without stockholder action, and our by-laws require advance notice of director nominations or other proposals by stockholders. We also are subject to provisions of Delaware corporation law that prohibit a publicly-held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's common stock (an interested stockholder) for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. We also have adopted a stockholder rights agreement, or "poison pill," and declared a dividend distribution of one preferred share purchase right for each share of common stock. The rights would cause substantial dilution to a person or group that attempts to acquire 15% or more of our common stock on terms not approved by our board of directors.

ACQUISITION RISKS

         PAST AND POSSIBLE FUTURE ACQUISITIONS THAT ARE NOT SUCCESSFULLY INTEGRATED WITH OUR EXISTING OPERATIONS MAY ADVERSELY AFFECT OUR BUSINESS.

         We have made several significant acquisitions since 1994, and we may in the future selectively pursue strategic acquisitions of, investments in or enter into joint ventures or other strategic alliances with companies whose business or technology complement our business. We may not be able to identify suitable candidates to acquire or enter into joint ventures or other arrangements with entities, and we may not be able to obtain financing on satisfactory terms for such activities. In addition, we could have difficulty assimilating the personnel, technology and operations of any acquired companies, which could prevent us from realizing expected synergies, and may incur unanticipated liabilities and contingencies. This could disrupt our ongoing business and distract our management and other resources.

         AMORTIZATION AND CHARGES RELATING TO OUR SIGNIFICANT INTANGIBLE ASSETS COULD ADVERSELY AFFECT OUR STOCK PRICE AND REPORTED NET INCOME OR LOSS.

         Of our total assets at June 30, 2001, approximately $8.6 million, or 19%, were goodwill or other intangible assets. Any reduction in net income or increase in net loss resulting from the amortization of goodwill and other intangible assets resulting from future acquisitions by us may have an adverse impact upon the market price of our common stock. In addition, in the event of a sale of LaserSight or our assets, we cannot be certain that the value of such intangible assets would be recovered.

         In accordance with SFAS 121, we review intangible assets for impairment whenever events or changes in circumstances, including a history of operating or cash flow losses, indicate that the carrying amount of an asset may not be recoverable. If we determine that an intangible asset is impaired, a non-cash impairment charge would be recognized. We continue to assess the current results and future prospects of TFG, our subsidiary that provides health care and vision care consulting services, in view of the substantial reduction in the subsidiary's operating results in 1997. Though TFG's operating results improved in 1998 when compared to 1997, operating losses similar to those incurred during the first half of 1998 continued during 1999. Since 1999, TFG's operations have reflected financial improvement. If TFG is unsuccessful in continuing to improve its financial performance, some or all of the carrying amount of goodwill recorded, $3.1 million at June 30, 2001, may be subject to an impairment adjustment.

OTHER RISKS

         The risks described above are not the only risks facing LaserSight. There may be additional risks and uncertainties not presently known to us or that we have deemed immaterial which could also negatively impact our business operations. If any of the foregoing risks actually occur, it could have a material adverse effect on our business, financial condition and results of operations. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

                           FORWARD-LOOKING STATEMENTS

         This prospectus, and the documents incorporated by reference, contain certain "forward-looking" statements as described in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference.

         In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable based on currently available information, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock being offered by the selling stockholders pursuant to this prospectus. The selling stockholders, through broker-dealers or agents designated from time to time, may sell the shares from time to time on terms to be determined at the time of sale. The aggregate proceeds to the selling stockholders from the shares will be the purchase price of the shares sold less the aggregate commissions, underwriting discounts or similar amounts payable in respect of any sale pursuant to this prospectus, if any, and other expenses of issuance and distribution not borne by LaserSight.

                                 CAPITALIZATION

         The following table sets forth LaserSight's actual capitalization at June 30, 2001 and proforma capitalization on that date, including the issuance of series F preferred stock.


                                             Actual                 Proforma
                                             ------                 --------

Long-term obligations                   $  3,010,358              $  3,010,358

Stockholders' equity:

      Convertible Preferred Stock,
      Series F, par value $.001
      per share, authorized
      10,000,000 total preferred
      shares; issued and
      outstanding proforma
      1,276,596 shares                            --                     1,277

      Common Stock, par value
      $.001 per share authorized
      100,000,000 shares; actual
      25,708,311 shares and
      proforma 26,547,216 shares              25,708                    26,547

      Additional paid-in capital          99,939,609               102,887,493

      Stock subscription receivable       (1,140,000)               (1,140,000)

      Accumulated deficit                (70,754,990)              (70,754,990)

      Treasury stock, at cost, 145,200
        shares                              (542,647)                 (542,647)
                                        ------------              ------------
Total capitalization and
  stockholders' equity                  $ 30,538,038              $ 33,488,038
                                        ============              ============

                          DESCRIPTION OF CAPITAL STOCK

Capital Stock Overview

         As of the date of this prospectus, LaserSight is authorized to issue up to 100,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value, issuable in series. As of August 14, 2001, LaserSight had 26,437,895 shares of common stock, not including any shares of common stock issuable upon the exercise of outstanding options and warrants to acquire common stock

         All references to our common stock in this prospectus include the associated preferred stock purchase rights issued pursuant to the stockholder rights agreement described below between LaserSight and American Stock Transfer & Trust Company, as rights agent. See "Stockholder Rights Agreement."

Common Stock

         Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights, subject to any preferential rights of our outstanding preferred stock. Holders of a majority of the shares of capital stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to any preferential rights of our outstanding preferred stock. Holders of our common stock are entitled to share pro rata in such dividends and other distributions as may be declared by our board of directors out of funds legally available for that purpose, subject to any preferential rights of our outstanding preferred stock. Upon the liquidation or dissolution of LaserSight, the holders of common stock are entitled to share proportionally in all assets available for distribution to such holders subject to the rights and preferences of any holder of outstanding preferred stock. Holders of common stock have no preemptive, redemption or conversion rights. The issued and outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

         Our certificate of incorporation authorizes our board of directors, without further stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. The board of directors may fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock, including:

         o    dividend rights;
         o    dividend rates;
         o    conversion rights;
         o    voting rights;
         o    terms of redemption;
         o    redemption price or prices; and
         o    liquidation preferences.

         The rights, preferences and privileges of holders of our common stock may be adversely affected by the rights of the holders of shares of any series of preferred stock which LaserSight may designate and issue in the future. The issuance of preferred stock could also, under some circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding common stock or otherwise adversely affect the market price of our common stock.

Series A, Series B and Series D Preferred Stock

         All previously issued and outstanding shares of our series A preferred stock, par value $.001 per share, series B preferred stock, par value $.001 per share, and series D preferred stock, par value $.001 per share, have been converted, redeemed or repurchased.

Series C Preferred Stock

         All previously issued and outstanding shares of our series C preferred stock, par value $.001 per share, have been converted.

         The former series C preferred stockholders have the right to nominate one candidate to stand for election to our board of directors. This nomination right will continue for as long as the former series C preferred stockholders own at least 7.5% of our outstanding common stock on the record date for a meeting of stockholders at which directors will be elected.

         For as long as the former series C preferred stockholders own at least 5% of our outstanding common stock, such holders have the right, subject to the exceptions noted below, to participate in any below-market equity financing transaction so as to maintain their percentage ownership level of common stock at the same level as immediately prior to the closing of any such financing. This right to participate in certain below-market third party financings does not include:

         o the grant of options or warrants, or the issuance of securities, under any employee or director stock option, stock purchase or restricted stock plan;
         o the issuance of common stock pursuant to any contingent obligation existing as of June 5, 1998; o the issuance of securities upon the exercise or conversion of options, warrants or other convertible securities outstanding as of June 5, 1998;
         o the declaration of a rights dividend to holders of common stock in connection with the adoption of a stockholder rights plan;
         o the issuance of securities in connection with a merger, acquisition, joint venture or similar arrangement; or
         o    a public offering of our securities.

Series E Preferred Stock

         Our board of directors designated 500,000 shares of our preferred stock as series E junior participating preferred stock in connection with the adoption of the stockholders rights agreement described below. Because of the nature of the dividend, liquidation and voting rights of the series E preferred stock, the value of each one one-thousandth interest in a share of series E preferred stock purchasable upon exercise of a preferred share purchase right should approximate the value of one share of common stock. The series E preferred stock purchasable upon exercise of the preferred share purchase rights will not be redeemable. Each share of series E preferred stock will be entitled to the greater of (1) a preferential quarterly dividend payment of $1.00 per share, or (2) an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the series E preferred stock will be entitled to a preferential liquidation payment of $1,000 per share, plus an amount equal to 1,000 times the aggregate amount to be distributed per share of common stock. Each share of series E preferred stock will have 1,000 votes, and will vote on all matters submitted to a vote of the holders of our common stock except as otherwise required by law. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of series E preferred stock will be entitled to receive 1,000 times the amount of consideration received per share of common stock.

Series F Preferred Stock

         On July 6, 2001, we issued 1,276,596 shares of series F convertible participating preferred stock. The series F preferred stock is convertible on a share-for-share basis into common stock at the option of the holder at any time until July 6, 2004. After July 6, 2004, all shares of series F preferred stock then outstanding will automatically convert into an equal number of shares of common stock. Subject to certain limited exceptions, the shares of series F preferred stock are non-voting.

         The series F preferred stockholders receive dividends only if dividends are payable on our common stock. Each outstanding share of series F preferred stock entitles its holder to a liquidation preference equal to $2.35.

        Except as noted above, holders of our series F preferred stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the series F preferred stock. The issued and outstanding shares of our series F preferred stock are fully paid and nonassessable. The series F preferred stock contains a provision limiting the series F preferred stockholders' ability to convert their shares of series F preferred stock to the extent such conversion would result in the series F preferred stockholder and its affiliates owning more than 4.99% of our common stock. This limitation may be waived by the series F preferred stockholders providing us with at least 61 days prior written notice.

Series G Preferred Stock

         In connection with the issuance of our series F preferred stock, we have entered in to agreements with the purchasers of our series F preferred stock for the issuance of our series G convertible participating preferred stock upon the occurrence of certain events.

         If on or prior to October 1, 2001, LaserSight or one of our affiliates receives a written notice from the United States Food and Drug Administration (the "FDA") that our LaserScan LSX(R) excimer laser system has been approved or is approvable by the FDA to treat myopic astigmatism (the "Astigmatism Approval") and the three day volume weighted average price of our common stock exceeds $2.75, we may elect, during the 10 day period following the Astigmatism Approval, to sell 800,000 shares of our series G preferred stock to the purchasers of our series F preferred stock. The per share purchase price for the series G preferred stock shall be $2.50 (the "LaserSight Election Price"). Alternatively, if we receive the Astigmatism Approval but do not elect to sell our series G preferred stock as described above, the purchasers of the series F preferred stock, for a period of 30 days following the expiration of our election period, may elect to purchase shares of series G preferred stock at a per share purchase price of 85% of the ten day volume weighted average price (the "Series F Purchaser Election Price") but limited to an aggregate purchase price of $4,000,000.

         Subject to certain anti-dilution adjustments, the shares of series G preferred stock will be convertible into shares of our common stock on a share for share basis. Subject to certain limited exceptions, the shares of series G preferred stock will be are non-voting.

         The series G preferred stockholders will receive dividends only if dividends are payable on our common stock. Each outstanding share of series G preferred stock will entitle its holder to a liquidation preference equal to either the LaserSight Election Price or the Series F Purchaser Election Price, as applicable.

         Except as noted above, holders of our series G preferred stock will have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the series G preferred stock. The series G preferred stock contains a provision limiting the series G preferred stockholders' ability to convert their shares of series G preferred stock to the extent such conversion would result in the series G preferred stockholder and its affiliates owning more than 4.99% of our common stock. This limitation may be waived by the series G preferred stockholders providing us with at least 61 days prior written notice.

         Our series G preferred stock has been authorized and if and when issued will be fully paid and nonassessable. However, we have not and will not be required to file our series G certificate of designation, preferences and rights of the series G preferred stock with the Delaware Secretary of State unless and until we exercise our right to cause the purchasers of the series F preferred stock to purchase the series G preferred stock or the purchasers of the series F preferred stock exercise their right to purchase the series G preferred stock. If the Astigmatism Approval is not obtained, if we do not exercise our right to cause the purchasers of the series F preferred stock to purchase the series G preferred stock or the purchasers of the series F preferred stock do not exercise their right to purchase our series G preferred stock, the certificate of designation, preferences and rights of the series G preferred stock will not be filed with the Delaware Secretary of State, and the series G preferred stock will not be issued.

Stockholder Rights Agreement

         Our board of directors adopted a rights agreement in July 1998 and declared a dividend of one right on each outstanding share of common stock. Subject to certain exceptions, each right, when exercisable, entitles the holder thereof to purchase from LaserSight one-thousandth of a share of series E preferred stock of LaserSight at an exercise price of $20.00 per one-thousandth of a preferred share, subject to adjustment. The terms of the rights are set forth in the rights agreement between LaserSight and American Stock Transfer & Trust Company, as the rights agent.

         Until the first to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons has become an "acquiring person"(as defined below), or (2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an acquiring person (the earlier of such dates being called the "distribution date"), the rights will be evidenced by common stock certificates.

         Subject to certain exceptions, an "acquiring person" is a person or group of affiliated or associated persons who have acquired beneficial ownership of 15% or more of our outstanding common stock. In no event however, will LaserSight, any subsidiary of LaserSight, or any employee benefit plan of LaserSight or its subsidiaries be deemed to be an acquiring person. In addition, no person shall become an acquiring person as the result of an acquisition of common stock by LaserSight which by reducing the number of our common shares outstanding increases the proportionate number of shares beneficially owned by such person and its affiliates and associates to 15% or more of the common stock then outstanding. If a person becomes the beneficial owner of 15% or more of the common stock then outstanding by reason of share acquisitions by LaserSight and, after such share acquisitions, (1) acquires beneficial ownership of an additional number of shares of common stock which exceeds the lesser of 10,000 shares of common stock or 0.25% of the then-outstanding common stock, and (2) beneficially owns after such acquisition 15% or more of the aggregate number of common stock then outstanding, then such person shall be deemed to be an acquiring person. Moreover, if our board of directors determines in good faith that a person who would otherwise be an acquiring person has become such inadvertently, and such person divests as promptly as practicable a sufficient number of shares of common stock so that such person would no longer be an acquiring person, then such person shall not be deemed to be an acquiring person for any purposes of the rights agreement.

         The rights are not exercisable until the distribution date. The rights will expire on July 2, 2008, unless the Rights are earlier redeemed or exchanged by LaserSight, as described below.

         To prevent dilution the exercise price payable and the number of shares of series E preferred stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time:

         o in the event of a stock dividend on, or a subdivision, combination or reclassification of, the series E preferred stock;

         o upon the grant to holders of the series E preferred stock of certain rights or warrants to subscribe for or purchase series E preferred stock at a price, or securities convertible into series E preferred stock with a conversion price, less than the then-current market price of the series E preferred stock; or

         o upon the distribution to holders of the series E preferred stock of evidences of indebtedness, assets or capital stock (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of series E preferred stock) or of subscription rights or warrants other than those referred to above.

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% of such exercise price. LaserSight will not be required to issue fractional shares of common stock or series E preferred stock other than fractions which are integral multiples of one-thousandth of a share of series E preferred Stock, which may, at the election of LaserSight, be evidenced by depositary receipts. In lieu of such issuance of fractional shares, an adjustment in cash may be made based on the market price of common stock or series E preferred Stock on the last trading day prior to the date of exercise.

         Subject to certain exceptions described in the rights agreement, if any person or group becomes an acquiring person, then each holder of a right will have the right to receive upon exercise of such right that number of common stock or, in certain circumstances, cash, property or other securities of LaserSight, having a market value of two times the exercise price of the right.

         If at any time after the time that any person or group becomes an acquiring person, LaserSight is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person, any associate or affiliate thereof, and certain transferees thereof, which will be void, will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

         At any time after the time that a person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, our board of directors may exchange the rights, subject to certain exceptions, in whole or in part, at an exchange ratio of one share of common stock or one-thousandth of a share of series E preferred stock per right.

         At any time prior to the time that a person or group becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment which may at LaserSight's option be paid in cash, common stock or other consideration deemed appropriate by the board of directors. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish; provided, however, that no redemption will be permitted or required after the time that any person becomes an acquiring person. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of the rights will be to receive the redemption price.

         The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, except that from and after such time as any person becomes an acquiring person no such amendment may make the rights redeemable if the rights are not then redeemable in accordance with the terms of the rights agreement or may adversely affect the interests of the holders of the rights.

         Until a right is exercised, the holder thereof, as such, will have no rights as a LaserSight stockholder, including the right to vote or to receive dividends. The rights will have anti-takeover effects. The rights, if exercised, would cause substantial dilution to a person or group that attempts to acquire LaserSight on terms not approved by our board of directors.

Warrants and Other Agreements to Issue Shares

         In connection with the establishment of a credit facility with Foothill Capital Corporation in March 1997, we issued warrants to purchase shares of LaserSight common stock to Foothill. We are required to make anti-dilution adjustments to both the number of warrant shares and the warrant exercise price if we issue securities at a price per share that is (or could be) less than the fair market value of our common stock at the time of such sale (a "below-market issuance"). To date, such anti-dilution adjustments have resulted in (1) an increase in the number of Foothill warrants to approximately 598,418, and (2) a reduction to the exercise price of the Foothill warrants to approximately $4.91 per share from an initial exercise price of $6.06 per share. Additional anti-dilution adjustments to the Foothill warrants could also result from any future below-market issuance of common stock by us, including in connection with this offering. The Foothill warrants may be exercised at any time through March 31, 2002. On March 31, 2002, we are obligated to repurchase from the holder of each unexercised Foothill warrant the number of shares of common stock for which such warrant could be exercised at a price of $1.21 per share (subject to certain anti-dilution adjustments). As of August 14, 2001, warrants for 101,414 shares of our common stock remain outstanding.

         In connection with our sale of the series B preferred stock in August 1997, we issued warrants to purchase a total of 750,000 shares of common stock at a price of $5.91 per share to the former holders of our series B preferred stock. The series B warrants are exercisable at any time before August 29, 2002.

In connection with a March 1998 agreement whereby we obtained the option to repurchase the series B preferred stock and a lock-up on conversions, the exercise price of the series B warrant shares was reduced to $2.753 per share. We are required to make anti-dilution adjustments to both the number of warrant shares and the warrant exercise price in the event we make a below-market issuance. To date, these anti-dilution adjustments and other agreements among the former holders of the series B preferred stock and us have resulted in (1) an increase in the number of outstanding series B warrants to approximately 825,132, and (2) a reduction to the exercise price of series B warrants to approximately $2.46 per share. As of August 14, 2001, 140,625 of such warrants had been exercised and 684,507 of such warrants remained outstanding. We are obligated to maintain the effectiveness of the registration of the series B warrant shares under the Securities Act.

         We also issued warrants to purchase a total of 40,000 shares of common stock at a price of $5.91 per share to four individuals associated with the placement agent for the series B preferred stock. These warrants are exercisable at any time before August 29, 2002. We are required to make anti-dilution adjustments to both the number of warrant shares and the warrant exercise price in the event we make a below-market issuance. To date, these anti-dilution adjustments have resulted in (1) an increase in the number of warrants to approximately 44,186, and (2) a reduction to the exercise price of the warrants to approximately $5.28 per share. As of August 14, 2001, 8,589 of such warrants had been exercised and 35,597 of such warrants remained outstanding.

         Based on previously-reported agreements entered into in 1993 in connection with our acquisition of LaserSight Centers, and modified in July 1995 and March 1997, we may be obligated as follows:

         o To issue up to 600,000 unregistered shares of common stock to the former stockholders and option holders of LaserSight Centers. These former stockholders and option holders include two trusts related to our chairman of the board and certain of our former officers and directors. These contingent shares will be issued only if we achieve certain pre-tax operating income levels through March 2002. Such income levels must be related to our use of a fixed or mobile excimer laser to perform certain specified types of laser surgery, the arranging for the delivery of certain types of laser surgery or receipt of license or royalty fees associated with patents held by LaserSight Centers. The contingent shares are issuable at the rate of one share per $4.00 of such operating income.

         o To pay to a partnership whose partners include our chairman of the board and certain of our former officers and directors a royalty of up to $43 for each eye on which certain specified types of laser surgery is performed on a fixed or mobile excimer laser system owned or operated by LaserSight Centers or its affiliates. This royalty may be paid either in cash or in shares of common stock

         o Royalties do not begin to accrue until the earlier of March 2002 or the delivery of all of the 600,000 contingent shares.

         To date, we have not accrued any obligation to issue contingent shares or royalty shares described above. We cannot be certain that any issuance of contingent shares or royalty shares will be accompanied by an increase in our per share operating results. We are not obligated to pursue strategies that may result in the issuance of contingent shares or royalty shares and, in fact, late in 2000 we abandoned the LaserSight Centers mobile laser strategy due to industry conditions and our increased focus on development and commercialization of our refractive products. It may be in the interest of our chairman of the board for us to pursue business strategies that maximize the issuance of contingent shares and royalty shares.

         In connection with our sale of common stock in March 1999, we issued the purchasers warrants to purchase a total of 225,000 shares of common stock at an exercise price of $5.125 per share, the closing price of the our common stock on March 22, 1999. The warrants have a term of five years. As of August 14, 2001, 45,000 of such warrants had been exercised and 180,000 of such warrants remained outstanding.

         On February 22, 1999, in connection with a consulting services agreement that we entered into with an individual, we issued warrants to purchase a total of 67,500 shares of our common stock at a price of $5.00 per share. One-third of the warrants become exercisable on each annual anniversary of the grant until all the warrants are exercisable. The warrants expire on February 22, 2004. As of August 14, 2001, 45,000 of such warrants had become exercisable and all such warrants remained outstanding.

         In connection with our sale of common stock in September 2000, we issued the purchasers warrants to purchase a total of 600,000 shares of common stock at an exercise price of $3.60 per share. The warrants have a term of three years. As of August 14, 2001, all such warrants remained outstanding.

         In connection with the March 2001 loan agreement that we entered into with Heller Healthcare Finance, Inc., we issued to Heller warrants to purchase a total of 243,750 shares of common stock at an exercise price of $3.15 per share. The warrant is exercisable during the period beginning on its date of issue and ending March 12, 2004. As of August 14, 2001, all such warrants remained outstanding.

Delaware Law and Certain Charter and Bylaw Provisions

         Certain provisions of our certificate of incorporation, by-laws and Delaware corporate law described in this section may delay, make more difficult or prevent acquisitions or changes in control of LaserSight that are not approved by our board of directors, including those attempts that might result in a premium over the market price for the shares held by stockholders.

         Section 203 of Delaware General Corporation Law

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless:

         o the business combination is approved by the corporation's board of directors prior to the date the interested stockholder became an interested stockholder;

         o the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder; or

         o the business combination is approved by a majority of the board of directors and by the affirmative vote of 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder voting at an annual or special meeting of stockholders and not by written consent.

         A "business combination" includes mergers, consolidations, asset sales and other transactions having an aggregate value in excess of 10% of the consolidated assets of the corporation and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

         Indemnification and Limitation of Liability

         Our certificate of incorporation contains certain provisions that eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts. These acts include the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law.

         Our certificate of incorporation also contains provisions indemnifying the directors and officers of LaserSight to the fullest extent permitted by the Delaware General Corporation Law. Our by-laws require that we advance the expenses of an indemnified person defending a legal proceeding after we receive an undertaking from the person to repay such advance if a court ultimately determines that he or she is not entitled to indemnification. Our bylaws also require us to pay any expenses of an indemnified person in connection with such person enforcing their indemnification rights. We also maintain a directors and officers liability insurance policy that provides for indemnification of our directors and officers against certain liabilities incurred in their capacities as such.

         Amendment of Certificate of Incorporation and By-laws

         The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may, subject to the provisions of Delaware General Corporation Law, be amended or repealed by a majority vote of the board of directors or by two-thirds vote of stockholders entitled to vote on such matter.

         Advance Notice Requirements for Stockholder Proposals and Nomination of Directors

         Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days and not more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was publicly announced. Our by-laws also specify requirements as to the form and content of a stockholder's notice.

         Special Meetings of Stockholders; Procedural Requirements for Stockholder Action by Written Consent

         Our bylaws provide that special meetings of our stockholders may be called only by our chairman of the board, chief executive officer or by the board of directors. In addition, our by-laws provide:

         o procedures for setting a record date to determine which stockholders may express written consent;

         o that no written consent shall be effective unless, within 60 days of the record date, consents signed by holders of the requisite minimum number of shares have been delivered to us; and

         o that no action by written stockholder consent could become effective until the completion of a ministerial review of the consents within five business days after delivery of the requisite number of written consents.

         Number of Directors, Stockholder Removal of Director

         Our by-laws provide that we have at least three directors on the board of directors and currently provides that we have seven directors. The board of directors may increase or decrease the number of directors, provided that the board cannot decrease the number directors to fewer than three. The board has decreased the number of directors to six. A majority of the directors remaining in office generally can fill any vacancies on the board of directors.

         Our by-laws provide that the stockholders can remove a member of the board of directors only if the holders of at least a majority of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, vote in favor of the removal.

         Stockholder Rights Plan

         In July 1998, our board of directors adopted a stockholder rights plan. A stockholder rights plan typically creates dilution and other impediments that would discourage persons seeking to gain control of LaserSight by means of a merger, tender offer, proxy contest or otherwise if our board of directors determines that such change in control is not in the best interests of our stockholders.

Transfer Agent and Registrar

         The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

                              SELLING STOCKHOLDERS

         The following table describes the beneficial ownership of LaserSight common stock by the selling stockholders named in this prospectus, and the number of shares of common stock to be offered by the selling stockholders. Unless otherwise indicated, each person has sole investment and voting power over the shares listed in the table, subject to community property laws, where applicable. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares that such person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares held by each person or group of persons named in the table, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

                                     Common Stock Beneficially                                Common Stock Beneficially Owned
                                      Owned Prior To Offering                                       After The Offering
                                      -----------------------                                       ------------------
                                                        Percent of       Shares of Common       Number of        Percent of
Selling Stockholder                 Common Stock       Outstanding       Stock to be Sold        Shares        Outstanding(5)
-------------------                 ------------       -----------       ----------------      -----------     --------------
BayStar Capital, L.P.(1)(3)(4)        2,887,138            10.4%              1,410,334         1,476,804          5.3%

BayStar International, Ltd.(2)(3)(4)  1,439,509             5.3%                705,167           734,342          2.7%

(1) Includes 1,636,074 shares of our common stock, 851,064 shares of our common stock issuable upon the conversion of our series F preferred stock and warrants to purchase 400,000 shares of our common stock. Both the series F preferred stock and the warrants contain a provision limiting the selling stockholder's ability to convert its shares of series F preferred stock or exercise its warrants, as applicable, to the extent such conversion would result in the selling stockholder and its affiliates owning more than 4.99% of our issued and outstanding common stock. This limitation may be waived by the selling stockholders providing us with at least 61 days prior written notice. Excludes shares of our common stock and other securities described in footnote 2 and footnote 3.

(2) Includes 813,977 shares of our common stock, 425,532 shares of our common stock issuable upon the conversion of our series F preferred stock and warrants to purchase 200,000 shares of our common stock. Both the series F preferred stock and the warrants contain a provision limiting the selling stockholder's ability to convert its shares of series F preferred stock or exercise its warrants, as applicable, to the extent such conversion would result in the selling stockholder and its affiliates owning more than 4.99% of our issued and outstanding common stock. This limitation may be waived by the selling stockholders providing us with at least 61 days prior written notice. Excludes shares of our common stock and other securities described in footnote 1 and footnote 3.

(3) Stark International ("Stark"), a Bermuda general partnership, beneficially owns warrants to purchase 239,414 shares of our common stock of which 35,000 of these warrants may be exercised without limitation and 204,414 of these warrants may only be exercised at such time as Stark and its affiliates, in the aggregate, own less than 9.9% of our issued and outstanding common stock. Shepherd Investment International Limited ("Shepherd"), a British Virgin Islands corporation, beneficially owns warrants to purchase 219,414 shares of our common stock of which 15,000 of these warrants may be exercised without limitation and 204,414 of these warrants may only be exercised at such time as Shepherd and its affiliates, in the aggregate, own less than 9.9% of our issued and outstanding common stock.

(4) Based upon information filed with the Securities and Exchange Commission by affiliates of BayStar Capital and BayStar International, Michael A. Roth and Brian J. Stark beneficially own and possess sole voting power over the shares of our common stock held by BayStar Capital, BayStar International, Stark and Shepard as a result of their capacity as the members of Northbay Partners, LLC, which serves as the managing trading member of BayStar Management, LLC, the managing partner of BayStar Capital, and BayStar International Management, LLC, the investment manager of BayStar International and Staro Asset Management, L.L.C., which serves as the managing general partner of Stark and the investment manager of Shepherd.

(5) Excludes shares of our common stock which may be sold in public sales by BayStar Capital, BayStar International, Stark or Shepherd pursuant to offerings registered with the Securities and Exchange Commission not covered by this prospectus.

                              PLAN OF DISTRIBUTION

         The shares of LaserSight common stock being registered pursuant to this prospectus are being registered on behalf of the selling stockholders named in this prospectus. All costs, expenses and fees in connection with registration of the shares offered by this prospectus will be paid by LaserSight. Brokerage commissions, underwriting discounts and similar selling expenses, if any, attributable to the sale of shares shall be paid by the selling stockholders. The selling stockholders may sell the shares registered by this prospectus from time to time in one or more types of transactions including (A) over-the-counter market transactions, (B) negotiated transactions, (C) through put or call options transactions relating to the shares, (D) through short sales of shares, or (E) a combination of such methods of sale. The shares may be sold at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve securities brokers or dealers. The selling stockholders have advised LaserSight that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

         The selling stockholders may sell shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. Any such compensation may be equal to, less than or in excess of customary amounts.

         The selling stockholders named in this prospectus and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders, to the extent they are deemed "underwriters", will be subject to the prospectus delivery requirements of the Securities Act. LaserSight has informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

         Upon LaserSight being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (A) the name of each such selling stockholder and of the participating broker-dealer(s), (B) the number of shares involved, (C) the price at which such shares were sold, (D) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (E) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (F) other facts material to the transaction.

         LaserSight has agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                                  LEGAL MATTERS

         The legality of the shares offered hereby has been passed upon for LaserSight by Sonnenschein Nath & Rosenthal, Chicago, Illinois.

                                     EXPERTS

         The consolidated financial statements of LaserSight and its subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated herein by reference and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

        With respect to the unaudited interim financial information for the periods ended March 31, 2001 and 2000, and June 30, 2001 and 2000, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in LaserSight's quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2001, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of sections 7 and 11 of the Act.

                         WHERE TO FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Pubic Reference Room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from our Internet site at www.lase.com or at the SEC's Internet site at http://www.sec.gov. The other information at those Internet sites is not part of this prospectus. Such reports, proxy statements and other information concerning LaserSight can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act. We have also filed exhibits and schedules with the Registration Statement that are not included in this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC described above, and copies of such material may be obtained from such office upon payment of the fees prescribed by the SEC.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the selling stockholders sell all of the shares being registered by this prospectus:

         o Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 30, 2001, as amended by Form 10-K/A filed on April 18, 2001;

         o Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001 filed on May 15, 2001 and for the quarter ended June 30, 2001 filed on August 14, 2001;

         o    Definitive Proxy Statement filed on May 25, 2001;

         o Current Reports on Form 8-K filed on March 16, 2001, May 31, 2001 and July 18, 2001; and

         o The description of the Common Stock contained in LaserSight's Form 8-A/A (Amendment No. 6) filed on August 10, 2001.

         You may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address: LaserSight Incorporated, 3300 University Boulevard, Suite 140, Winter Park, Florida 32792; telephone:
(407) 678-9900; Attn: Corporate Secretary.

                                      PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

          SEC registration fee....... .....................           $ 1,058.00
          Legal fees and expenses..........................            25,000.00
          Accountants' fees................................             2,000.00
          Nasdaq Listing fees..............................            21,155.01
          Miscellaneous....................................               786.99
                                                                     -----------
                   Total...................................          $ 50,000.00
                                                                     ===========

            ---------------------------------------


         The foregoing items, except for the SEC registration fee, are estimated.

Item 15.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law ("DGCL"), inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actual and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct. The Charter provides that directors and officers shall be indemnified as described above in this paragraph to the fullest extent permitted by the DGCL; provided, however, that any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person shall be indemnified only if such proceeding (or part thereof) was authorized by the board of directors of LaserSight.

         Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

         The Charter provides that, to the fullest extent permitted by the DGCL, no director of LaserSight shall be personally liable to LaserSight or its stockholders for monetary damages for breach of fiduciary as a director. Section 102(b)(7) of the DGCL currently provides that such provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to LaserSight or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL), or (iv) for any transaction from which the director derived an improper personal benefit. Reference is made to the Charter and By-laws filed as Exhibits 4.1 and 4.2 hereto, respectively.

         LaserSight maintains directors' and officers' liability insurance policies covering certain liabilities of persons serving as officers and directors and providing reimbursement to LaserSight for its indemnification of such persons.

Item 16.  Exhibits

         The exhibit index set forth on page II-5 of this Registration Statement is hereby incorporated herein by reference.

Item 17.  Undertakings.

         (a)  Rule 415 Offering

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i)  To include any prospectus required by Section 10
      (a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b)  Filings Incorporating Subsequent Exchange Act Documents by
 Reference

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)  Acceleration of Effectiveness.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be filed on its behalf by the undersigned, thereunto duly authorized, in the City of Winter Park, State of Florida, this 15th day of August, 2001.

                                 LASERSIGHT INCORPORATED

                                 By:  /s/ Gregory L. Wilson
                                      ---------------------
                                      Gregory L. Wilson, Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on the dates indicated.


/s/ Michael R. Farris*                                           August 15, 2001
------------------------------------------------
Michael R. Farris, President, Chief Executive
Officer, and Director

/s/ Francis E. O'Donnell, Jr., M.D.*                             August 15, 2001
------------------------------------------------
Francis E. O'Donnell, Jr., M.D., Chairman of the
Board and Director

/s/ Guy W. Numann*                                               August 15, 2001
------------------------------------------------
Guy W. Numann, Director

/s/ Terry A. Fuller, Ph.D.*                                      August 15, 2001
------------------------------------------------
Terry A. Fuller, Ph.D., Director

/s/ David T. Pieroni*                                            August 15, 2001
------------------------------------------------
David T. Pieroni, Director

/s/ D. Michael Litscher*                                         August 15, 2001
------------------------------------------------
D. Michael Litscher, Chief Operating Officer
and Director
/s/ Gregory L. Wilson                                            August 15, 2001
------------------------------------------------
Gregory L. Wilson, Chief Financial Officer
(Principal financial and accounting officer)
---------------------

*/       By: /s/ Gregory L. Wilson
-           ----------------------
         (Gregory L. Wilson, as Attorney-in-Fact)

                                INDEX TO EXHIBITS

      Exhibit
        No.         Description
        ---         -----------

        4.1 Certificate of Incorporation (incorporated by reference to Exhibit 1 to the Form 8-A/A (Amendment No. 6) filed by the Company on August 10, 2001).
        4.2         By-laws, as amended (incorporated by reference to Exhibit
                    3.2 to the Company's Form 8-K filed on December 20, 1999).
        4.3 Rights Agreement, dated as of July 2, 1998, between LaserSight Incorporated and American Stock Transfer & Trust Company, as Rights Agent, which includes (i) as Exhibit A thereto the form of Certificate of Designation of the Series E Junior Participating Preferred Stock, (ii) as Exhibit B thereto the form of Right certificate (separate certificates for the Rights will not be issued until after the Distribution Date) and (iii) as Exhibit C thereto the Summary of Stockholder Rights Agreement. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company on July 8, 1998).
        4.4 First Amendment to Rights Agreement, dated as of March 22, 1999, between LaserSight Incorporated and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 2 to Form 8-A/A filed by the Company on March 29, 1999).
        4.5         Second Amendment to Rights Agreement, dated as of
                    January 28, 2000, between LaserSight Incorporated and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 99.6 to Form 8-K filed by the Company on February 8, 2000).
        4.6 Third Amendment to Rights Agreement, dated as of June 29, 2001, between LaserSight Incorporated and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 99.5 to Form 8-K filed by the Company on July 18, 2001).
        5.1         Opinion of Sonnenschein Nath & Rosenthal.
       15 Acknowledgment of Independent Certified Public Accountants Regarding Independent Auditors' Review Report.
       23.1         Consent of KPMG LLP.
       23.2         Consent of Sonnenschein Nath & Rosenthal (included in
                    Exhibit 5.1).
       24.1         Powers of Attorney.

-------------